(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-27273
CUSIP NUMBER: 871206 10 8

For Period Ended: January 27, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Sycamore Networks, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

220 Mill Road

Address of Principal Executive Office (Street and Number)

Chelmsford, MA 01824

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, the Registrant has been conducting an investigation into the granting of stock options and related accounting. The independent investigation is being conducted under the direction of the Audit Committee of the Registrant’s Board of Directors. The Registrant announced on September 19, 2006 that the Registrant’s Board of Directors had reached a preliminary conclusion that the appropriate measurement dates for financial accounting purposes of certain stock option grants differ from the recorded grant dates of such awards. As a result, upon management’s recommendation, the Registrant’s Board of Directors determined that the Registrant will need to restate financial statements for certain prior periods to record additional non-cash charges for stock-based compensation expense related to past option grants. Accordingly, the Registrant also announced that the Registrant’s financial statements and related notes for fiscal years 2003 through 2005 included in the Registrant’s Annual Report on Form 10-K for fiscal 2005 and for subsequent interim periods in fiscal 2006 and its earnings releases and similar communications should no longer be relied upon.

Although the independent investigation into its stock option granting practices is substantially complete, the Registrant is in the process of determining the requisite accounting and tax implications. In addition, the Registrant is currently evaluating these matters in the context of its internal control over financial reporting and disclosure controls and procedures. The Registrant does not expect its independent auditors to be in a position to complete the audit of the Registrant’s financial statements until the independent investigation is complete and the independent auditors have had the opportunity to review the findings, including any actions recommended by the Audit Committee of the Registrant’s Board of Directors. Management is continuing the process of assessing the effectiveness of the Company’s internal control over financial reporting as of July 31, 2006 as required under the provisions of the Sarbanes-Oxley Act of 2002, in part because of the above mentioned investigation.

In view of the foregoing, the Company has not been in a position to file its Annual Report on Form 10-K for its fiscal year ended July 31, 2006, as previously disclosed in its Form 12b-25 dated October 17, 2006, and its Quarterly Report on Form 10-Q for the period ended October 28, 2006, as previously disclosed in its Form 12b-25 dated December 8, 2006. The Company is also not in a position to file its Quarterly Report on Form 10-Q for the period ended January 27, 2007, as required to be filed by March 8, 2007. While the Company intends to file its Report on Form 10-K and its Reports on Form 10-Q as promptly as practicable after the conclusion of the independent investigation, the Company is not able to predict with certainty when the investigation will be completed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard J. Gaynor (Name)	(978) (Area Code)	250-2900 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the year ended July 31, 2006

Quarterly Report on Form 10-Q for the period ended January 27, 2007

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒*

*	As the independent investigation relating to the Registrant’s historical stock option practices is still ongoing, the Registrant has not been able to determine the amount of such change. Other than as relates to the Registrant’s historical stock option practice, no such change is anticipated by the Registrant.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Certain matters discussed in this Notification of Late Filing on Form 12b-25, including those relating to the nature, scope and contents of the Company’s pending investigation, and expectations as to the completion of the investigation, constitute forward-looking statements. Actual results or events could differ materially from those stated or implied in these forward-looking statements, including but not limited to, the findings resulting from the audit of certain of the Company’s income tax returns by the Internal Revenue Service, risks relating to the formal investigations commenced by the Securities and Exchange Commission and the U.S. Attorney’s office with respect to certain stock options granted by the Company, additional actions and findings that may result from the ongoing investigation into such stock options and the accounting therefor, including the restatement of previously issued financial statements, certain purported shareholder derivative actions filed against the Company and certain of its current and former officers and its directors, and the possible delisting of the Company’s common stock from trading on the Nasdaq Stock Market. Certain additional risks are set forth in the Company’s SEC filings and reports, which are available at the SEC’s website at http://www.sec.gov. There can be no assurance concerning the results of the investigation or the timing of the filing of the Annual Report on Form 10-K for the period ended July 31, 2006, the Quarterly Report on Form 10-Q for the period ended October 28, 2006 or the Quarterly Report on Form 10-Q for the period ended January 27, 2007.

Sycamore Networks, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 9, 2007	By	/s/ Richard J. Gaynor
	Name:	Richard J. Gaynor
	Title:	Chief Financial Officer Vice President, Finance and Administration, Secretary and Treasurer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).